Exhibit 99.1


(1) The options will become exercisable upon the satisfaction of the following two conditions: (i) the Reporting Person shall have been a director of the Issuer though at least February 23, 2008, or shall have resigned at the request of the board of directors of the Issuer (the "Board") or have been otherwise involuntarily terminated (in either case other than for cause) on or prior to February 23, 2008, and (ii) a change in control of the Issuer shall have occurred. The options would also immediately vest upon a change in control of the Issuer prior to February 23, 2008. In addition, if the Reporting Person's service on the Board terminates prior to February 23, 2008 as a result of his death or permanent and total disability, and a change in control should later occur during the ten years following the date of the option grant, then a portion of the 100,000 options (proportionate to the number of days of service the Reporting Person completed prior to his death or permanent and total disability compared to 365) shall vest immediately upon and be exercisable by the Reporting Person (or his estate or personal representative) in connection with the change in control.